Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our condensed interim consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides the Company’s management perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and nine month periods ended September 30, 2025 and September 30, 2024. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s September 30, 2025 condensed interim consolidated financial statements and the accompanying notes thereto and the December 31, 2024 audited consolidated financial statements and the accompanying notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) and the financial information included in this MD&A is derived from the condensed interim consolidated financial statements, except as otherwise noted.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-GAAP Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form for the nine month period ended December 31, 2024 (the “Annual Information Form”) filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of October 28, 2025. This document has been approved and authorized for issue by the Board of Directors on October 28, 2025. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS Accounting Standards, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income or loss.

The currency exchange rates for the nine month periods ended September 30, 2025 and September 30, 2024 are provided below:

	Average Rate		Period End Rate
	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
January 1 to March 31	1.4350	1.3488	1.4376	1.3550
April 1 to June 30	1.3841	1.3684	1.3643	1.3687
July 1 to September 30	1.3775	1.3637	1.3921	1.3499

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, the Company’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, expected timing for a complete transition to EAF steelmaking, the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, the Company’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, including with respect to the Company’s ability to enter into definitive documentation with respect to the Government Facilities on the terms described or at all, labor availability, global supply chain disruptions on costs, the Company’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding potential borrowings under the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk factors” in the Annual Information Form. Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit our discretion to operate our business;

•	significant domestic and international competition;

•	macroeconomic pressures such as inflation and interest rates in the markets in which we operate;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;

•	increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan (each as defined in the Annual Information Form);

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including on access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•

changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;

•	impact of disputes arising with our partners;

•	our ability to implement and realize our business plans, including our ability to complete our transition to electric arc furnace (“EAF”) steelmaking on time and at its anticipated cost;

•	our ability to operate the EAF;

•	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•

expected reduction in carbon dioxide (“CO2”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on the Federal SIF EAF Loan (as defined herein) and carbon taxes payable;

•

the risks that higher cost of internally generated power and market pricing for electricity sourced from our current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect our ability to complete the EAF Transformation Project (as defined herein);

•	access to an adequate supply of the various grades of steel scrap at competitive prices;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Company’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	our ability to enter into contracts to source steel scrap and the availability of steel scrap;

•	the availability of alternative metallic supply;

•	the Company’s expectation to declare and pay a quarterly dividend;

•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labour interruptions and difficulties; and

•	changes in our credit ratings or the debt markets.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (“Nasdaq”). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

Update on Electric Arc Furnace (“EAF”) Progress

On November 10, 2021, the Company’s Board of Directors authorized the Company’s transformation to electric arc steelmaking (the “EAF Transformation Project”), including the construction of two state-of-the-art electric-arc-furnaces to replace its existing No. 7 blast furnace and steelmaking operations (“BF7 Steelmaking”). The transformation to EAF steelmaking is expected to decrease our annual carbon emissions by 70% compared to equivalent production from BF7 Steelmaking. Through our transition to EAF steelmaking we expect to contribute to the transition to a low carbon economy and support Canada in achieving its commitments under the Paris Agreement.

EAF steelmaking is a method of producing steel by melting scrap metal and other metallic inputs using an electric arc. This process is widely used in modern steel production. The EAF steelmaking facility is being built on vacant land adjacent to the current steelmaking facility to mitigate disruption to current operations and will be integrated into existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF Transformation Project is expected to improve product mix, reduce fixed costs, provide significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company has approval from the electricity regulators to connect the EAFs to the current 115kV electricity grid with the internal power generation asset known as Lake Superior Power (the “LSP Plant”).

The following paragraphs outline key elements and milestones of the EAF Transformation Project:

Technology

On December 2, 2021, the Company announced that it had selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its latest technology solutions including AC-Digimelter technology powered by Q-One digital power systems and Q-SYM automated scrap yard. All EAF and power components have been received on the Company’s site and installation is proceeding as construction progresses.

Construction and Environmental Permitting

The contract for the structural building integrating the EAF Transformation Project was awarded on April 25, 2022, to Hamilton, Ontario-based Walters Group Inc. (“Walters”). Walters has been responsible for fabricating and erecting the main building envelope and structure in addition to the necessary emissions collection hoods. Pursuant to the fixed-price contract, Walters used Algoma’s steel plate products in the fabrication of heavy structural components, and has worked with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. All EAF building structural steel has been erected, and the Company has since been installing exterior roofing and cladding. Equipment installation is underway including power systems, cranes, reline station and the fume extraction systems.

On March 13, 2023, the Company announced the appointment of EllisDon Corporation as Construction Manager for completion of the EAF Transformation Project. The Construction Manager role is central to the successful planning, execution, and completion of the various construction projects. Their responsibilities encompass various aspects of project management and oversight to ensure that construction projects are completed safely, on time, within budget, and to the required quality standards.

The Company received ECA 5691-CJGK54 (as amended) for industrial sewage works for the disposal of process effluent and non-contact cooling water. On April 17, 2025, the Company received ECA 1920-DDDQCS authorizing the operation of the electric arc steelmaking facility, comprising two furnaces, water treatment plant, fume treatment plant, vacuum degasser and ancillary equipment. The Company expects to consolidate the various air and noise related ECAs into a single site-wide ECA within the next two years. On May 16, 2025, the Company received approval of its amended abatement plan for current air emissions submitted in accordance with ECA Reg. 419/95.

To facilitate the transition to EAF steelmaking, in early June 2025, the Company has begun the process of shutting down the No. 7 Coke Battery. A third party contract to purchase coke has been secured to cover the expected volumes required to complete the transition from blast furnace to EAF steelmaking.

Budget and Project Financing

The Company previously secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada (ISED), whereby the Company will receive up to C$200.0 million in the form of a loan to support the EAF Transformation Project. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF” and such loan, the “Federal SIF EAF Loan”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAF independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing its GHG emissions. As of September 30, 2025, the Federal SIF EAF Loan totaled C$200.0 million. As of September 30, 2025, the cumulative investment for the EAF Transformation Project was C$910.4 million. All material aspects of the project have been contracted and the Company continues to expect that the final aggregate cost of completion of the EAF project will be approximately C$987.0 million.

Algoma’s EAF project is eligible under the Ontario’s Ministry of the Environment, Conservation and Parks Emissions Performance Program (EPP). The EPP allows large emitters to apply for funding to support greenhouse gas reduction projects at eligible industrial facilities whose primary industrial activity is not electricity generation. The Company entered into an agreement with the Ministry of the Environment, Conservation and Parks on July 14, 2025 in respect of the EPP for maximum funding of C$56.9 million towards reimbursement of eligible expenditures incurred in construction of the EAF, with an approved initial advance of C$21.3 million. This funding is anticipated to reduce the project’s net cash cost, and along with cash-on-hand, operating cash flow, and available borrowings from the Company’s existing undrawn credit facility, provide ample liquidity to fund the balance of the project.

Access to Electricity

The Company upgraded its LSP Plant with two LM6000PC aeroderivative gas turbines, multiple control systems, and a full rewind of the No. 2 generator to provide 110-115 MW of generation. These assets were commissioned in 2023 and when combined with our available grid power, the Company has enough electrical supply to operate both EAF furnaces in alternating mode and supplying our current steel capacity. As of March 31, 2024, the Company has approval from the Independent Electricity System Operator (“IESO”, through CAA ID: 2021-694 and 2021-695) to connect the EAFs to the current 115kV electricity grid with the LSP Plant.

The Company is progressing its discussions with the IESO, Ontario independent electricity regulator, as well as with the Ministry of Energy in respect of securing more grid power to realize the full potential of the EAF Transformation Project. On September 28, 2023, the Company received conditional approval of the next phase of the Company’s EAF Connection Proposal (CAA ID: 2021-704), providing for connecting the EAF load facility with electricity supplied from the proposed local 230kV transmission line to be constructed and operated by PUC Transmission LP. Further, on June 12, 2024, the IESO approved CAA ID: 2023-768 permitting the simultaneous operation of the EAF furnaces drawing power from the 230kV Transmission Line (as defined below) and with the LSP Plant operating at 110MW.

Significant progress has continued on long term regional power access for Northeast and Eastern Ontario. On October 23, 2023, the Ontario provincial government announced that it has issued an Order-in-Council declaring three regional transmission line projects as priorities, which includes one new line in eastern Ontario and two new lines in northeastern Ontario. These lines are expected to enable economic growth activities including among other things the production of clean steel at Algoma. The Order-in-Council will streamline the Ontario Energy Board’s (OEB) regulatory approval process for these lines. The government has also directed the OEB to amend Hydro One Network Inc. (Hydro One)’s transmission license to designate it as the transmitter responsible for the development of the three lines.

On August 27, 2024, the Ontario Energy Board (OEB) issued its Decision and Order granting PUC LP (PUC Transmission), and Hydro One Sault Ste. Marie LP (HOSSM) leave to construct high-voltage transmission facilities (230kV Transmission Line) in Sault Ste. Marie that will service Sault Ste. Marie’s west end and support Algoma’s transition to EAF steelmaking. The OEB further declared the 230kV Transmission Line a network asset without any required capital contribution from Algoma.

Commissioning and Implementation

Cold commissioning activities began in the fourth calendar quarter of 2024 and continued into the first quarter of 2025 as part of the broader commissioning and implementation phase. These activities included the systematic installation, testing, and validation of critical equipment and systems to ensure operational readiness, including the EAF charging cranes, Fume Treatment Plant, and Water Treatment Plant.

Progress in the first quarter of 2025 was impacted by unusually harsh winter conditions, which caused some delays. During this period, the Company advanced additional EAF project work not on the critical path and commissioned several critical systems, including the Fume Treatment Plant, the Water Treatment Plant, the furnace, and the substation. This progress supported the transition to hot commissioning in the second quarter of 2025.

In early July 2025, the Company achieved its first steel production at Unit One of the EAF following ten days of successful electric arc testing and tuning, including individual and tandem tests of all nine Q-One transformer modules. This is a major operational and strategic milestone that marks the start of a new era for Algoma, positioning the Company to produce Volta™, our proprietary green steel, at scale. It reflects the successful execution of a key phase in our EAF transition and demonstrates the performance of the technology platform that underpins our decarbonization strategy. With EAF production now underway, Algoma is advancing toward a more flexible, cost-effective, and environmentally responsible steelmaking model that supports long-term shareholder value.

During the current quarter, ramp-up activities for the EAF project progressed in line with expectations. The furnace and associated melt shop assets are performing as designed, with quality metrics achieved across a range of plate and hot rolled coil product grades. The Q-One power system and other key process components have demonstrated stable and reliable performance, supporting consistent metallurgical quality and process control. Operations are currently running on a limited two day per week schedule to align with prevailing market conditions and to facilitate completion of remaining critical construction and installation activities across the facility. The ramp-up continues with a five day per week schedule planned for mid-November aligned with our plan to accelerate the decommissioning of the Company’s blast furnace and coke oven operations, and replace this capacity with low carbon steel produced from its new EAF facility.

Key Leadership and Governance Announcements

On June 24, 2025, Melinda J. Newman was newly elected to the Company’s Board of Directors.

On September 30, 2025, David Sgro has resigned from the Company’s Board of Directors for personal reasons.

On October 29, 2025, the Company announced a planned leadership transition as part of its ongoing succession planning process. Michael Garcia, Chief Executive Officer, will retire at the end of 2025 after successfully leading Algoma through a period of major transformation. Effective November 1, 2025, Rajat Marwah, currently Chief Financial Officer, will assume the role of President and Chief Financial Officer, and on January 1, 2026, he will become Chief Executive Officer. At that time, Michael Moraca, currently Vice President, Corporate Development and Treasurer, will be appointed Chief Financial Officer. These appointments reflect the Company’s structured succession plan and the depth of leadership experience within Algoma’s management team.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The Company can incur regulatory liability as well as civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility and a quantity of the oil was discharged into the St. Mary’s River. The provincial and federal regulators each investigated this incident. The Company was recently served with one charge under the provincial Environment Protection Act and one charge under the provincial Ontario Water Resources Act in connection with the incident, which as of the date of this MD&A have not been resolved. The Company remains focused on maintaining compliance with environmental regulations and is dedicated to upholding our commitment to sustainable practices.

Fatal Incident Involving an Employee of a Contractor

On June 16, 2023, the Company reported a fatal incident involving an employee of a contractor who was retained to perform specialized maintenance work cleaning an out-of-service gas line. The Company investigated the fatal accident internally and worked with provincial authorities as they investigated. On May 2, 2024, the Company was served with three charges under the provincial Occupational Health & Safety Act in connection with the fatality. The Company is responding accordingly.

Sustainability Report

On June 4, 2025, Algoma published its 2024 Sustainability Report, covering the nine month period ended December 31, 2024, to align with the Company’s change in fiscal year end. This alignment streamlines our reporting processes, enhances comparability with industry peers, and ensures stakeholders receive timely updates on our sustainability performance. The full report is available at www.algoma.com.

At Algoma, we firmly acknowledge that sustainability factors encompass a broad spectrum of risks and opportunities, impacting our business and our stakeholders—including investors, customers, suppliers, employees, governments, and the communities where we operate. Our commitment is to conduct our operations with careful and conscientious consideration of these factors, which help drive performance, reduce risk, and foster organizational excellence.

Our sustainability vision goes beyond corporate responsibility. We aspire to help shape a more sustainable and environmentally responsible future for Canadian steel production. We are actively transitioning away from coal and mined ore as primary inputs by adopting Electric Arc Furnace (EAF) steelmaking technology, which is expected to reduce our carbon emissions by approximately 70%—equivalent to 3 million tonnes annually. We remain committed to innovation and the integration of eco-efficient practices throughout our production processes. We also continue to prioritize the health and safety of our workforce, invest in the prosperity of our surrounding communities, and foster a diverse, inclusive, and equitable workplace.

In 2022, we conducted a formal Environment, Social and Governance (ESG) Materiality Assessment to identify and prioritize the sustainability factors most likely to impact our company’s long-term value and relevance to stakeholders. This assessment is reviewed annually and updated as necessary, forming the foundation of our overall sustainability strategy.

Our reporting continues to align with the Sustainability Accounting Standards Board (SASB) Standards and adheres to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations to the greatest extent feasible. We remain engaged in efforts to further align our practices with these frameworks. We are also closely monitoring the evolving disclosure landscape, including the IFRS Sustainability Disclosure Standards issued by the International Sustainability Standards Board (ISSB) and the Canadian Sustainability Disclosure Standards (CSDS) released by the Canadian Sustainability Standards Board (CSSB), and will adapt accordingly.

Oversight of sustainability matters is embedded in our governance structure. Our Board of Directors holds ultimate accountability for sustainability-related risks and opportunities, including those related to climate. The Nominating and Governance Committee supports the Board in overseeing these matters, in coordination with other Board committees, and regularly reports to the full Board.

Impact on Operations

On January 20, 2024, a structural corridor carrying various utilities crucial for the Company’s coke oven battery and blast furnace operations suffered an unexpected collapse. An independent investigation revealed an unforeseen escalating overload condition, resulting in a failure of a structural support member of the utility corridor, thereby causing the subsequent cascading collapse of other support structures. The collapse disrupted the flow of coke oven gas from the batteries to the rest of the steelworks, as well as a portion of the natural gas and oxygen flow to specific facilities, most critically the blast furnace. The unforeseen structural collapse did not result in any injuries, but for safety reasons, various areas near the collapse were evacuated and blast furnace operations were suspended at the time of the incident. Due to the unexpected shutdown and delayed restart, the blast furnace experienced operational challenges culminating in a chilled hearth, which suspended production for a period of three weeks, during which roughly 150,000 tons of hot metal production was lost.

The Company has standard insurance coverage that is intended to address events such as these, including business interruption and property damage insurance. The Company has engaged its insurers and has submitted claims under its insurance policies for covered losses.

The Company and its insurers continue to review the impact of the structural collapse and subsequent lost production as it relates to the insurance claim. During the nine month period ended September 30, 2025, the Company received insurance proceeds totalling C$50.0 million which have been presented in other income in the condensed interim consolidated statements of net loss.

The Company’s Response to Tariffs

The President of the United States issued various executive orders imposing tariffs on products imported from Canada; including tariffs under the International Emergency Economic Powers Act (IEEPA Tariffs), applying a 25% duty on most imports from Canada, with a reduced 10% rate on energy products; and tariffs under Section 232 of the Trade Expansion Act of 1962 (S232 Tariffs), imposing a 25% ad valorem tariff on all steel and aluminum articles and their derivatives, without exclusions. The tariffs were effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. On April 2, 2025, the President announced a minimum 10% tariff (Reciprocal Tariffs) on all US imports, effective April 5, 2025 and higher tariffs on imports from 57 countries. Canada was excluded from the application of Reciprocal Tariffs, and the order further clarified that the IEEPA Tariffs and S232 Tariffs would not aggregate on Canadian goods compliant with the United States-Mexico-Canada Agreement (“USMCA”). On June 4, 2025, the tariffs under S232 Tariffs were increased to 50% for all steel and aluminum imports to the United States. At present, the Company is only subject to the S232 Tariffs that imposes a 50% tariff on steel the Company imports into the United States.

The ongoing tariffs and trade uncertainty has contributed to volatility in steel demand and pricing in both the U.S. and Canadian markets, with concerns over supply chain disruptions leading to fluctuations in purchasing patterns. Additionally, the uncertainty surrounding trade policies has affected the U.S. dollar exchange rate, which in turn impacts the Company’s sales and cost structure by influencing raw material costs, pricing competitiveness, and cross-border trade dynamics. In most cases, it is not feasible for the Company to pass on the tariff cost to its customers. Unlike the U.S. market which is predominantly contract-based, the Canadian steel market is more focused on spot transactions. As a result, the Company has been experiencing an increasing demand and pricing imbalance between the U.S. and Canadian markets, resulting in Canadian transactional pricing below U.S. pricing, which we expect is due to the increased supply of the Canadian market from domestic producers, the continuance of steel shipped into Canada by U.S. steel manufacturers and increased import offers from other countries priced at less-than-fair-value. During the three month period ended September 30, 2025 the Company’s NSR for Canadian sales was up to 40% lower than its U.S. results across many product categories. This is a significantly greater discrepancy than historical averages and resulted in approximately C$32 million lower revenue on Canadian sales during the three month period ended September 30, 2025. During the three and nine month periods ended September 30, 2025, the Company incurred tariff costs of C$89.7 million and C$164.3 million, respectively. During the three and nine month periods ended September 30, 2025, steel shipments to the United States represented 50% and 52% of total steel shipments, respectively.

The steel import tariffs put in place under section 232 in the United States at 50% have effectively closed the US market to Canadian steel producers, and produced an oversupply of steel coil in Canada, significantly influencing the selling price of domestic steel coil in Canada. The resulting price volatility and trade uncertainty has disrupted the business model for Canadian steel production. The Company, with its newly constructed EAFs, recently upgraded plate mill, and status as Canada’s sole producer of discrete plate, is uniquely positioned to respond to this market disruption.

On September 28, 2025, in response to the ongoing volatility and uncertainty accompanying prolonged tariffs, the Company’s Board of Directors approved a plan to accelerate the decommissioning of the Company’s blast furnace and coke oven operations, and replace this capacity with low carbon steel produced from its new EAF facility. To further this transformation, the Company intends to focus on the manufacturing and sale of discrete plate, and will scale back coil production. As the EAF ramps up, the Company will look to strategically align product offerings with demand in the Canadian steel market. In response, the Company gave notice to certain primary raw material suppliers and US customers, asserting that these unforeseen trade measures have frustrated certain agreements. The Company has initiated and is responding to related legal proceedings pertaining to certain supply agreements, including proceedings relating to the Company’s position that certain of those supply agreements have been frustrated as described above. The Company believes that it has legal defenses to claims made against it and intends to aggressively defend its position on these supply agreements. Management continues to monitor these matters and will recognize provisions if and when a present obligation and reliable estimate of loss can be determined.

The Company is further exploring liquidity tools and funding programs that could support its current operations and enable strategic diversification of products. On September 29, 2025, the Company announced the execution of binding term sheets to secure C$500 million in liquidity support, comprised of a C$400 million loan facilities from the Government of Canada under the Large Enterprise Tariff Loan facility and a C$100 million loan facilities from the Province of Ontario (collectively, the “Facilities”). The Facilities provide financial stability to support ongoing operations as the Company explores diversification opportunities. The Facilities include customary covenants and provide for the issuance of warrants at an exercise price of C$11.08 per common share, issuable in proportion to amounts drawn under the unsecured Facilities.

Quarterly Dividend

The Board of Directors has made the decision to suspend the regular quarterly dividend on the Corporation’s common shares. This decision reflects the Board’s prudent approach to capital allocation and its commitment to preserving liquidity and financial flexibility in the face of evolving market conditions. The Board will continue to evaluate future dividend declarations in the context of capital requirements, strategic priorities, and overall financial performance.

Subsequent Event

On September 29, 2025, the Company filed a Statement of Claim in Ontario, seeking a judicial declaration that its long-term iron ore pellet supply contract with United States Steel Corporation is no longer binding or enforceable on the basis of frustration of purpose of the contract due to the tariffs eliminating access to its principal market and rendering continued blast furnace operations impracticable. On October 7, 2025, U.S. Steel filed suit in federal court in Pittsburgh, Pennsylvania, USA, concerning the cancellation of the Company’s iron ore supply contract. An estimate of the financial effect cannot be made at this time.

Factors Affecting Financial Performance

The Company’s financial performance is significantly influenced by the cost and availability of key inputs and by global and regional market dynamics affecting steel prices and demand. The Company’s costs are primarily driven by commodity prices, including those for iron ore, coal, coke, scrap, electricity, and natural gas. Inflationary pressures or volatility in these input costs can materially affect profitability. These pressures may arise from global supply and demand imbalances, geopolitical tensions, trade policies, currency exchange fluctuations, natural disasters, or other macroeconomic factors beyond the Company’s control. Sustained increases in raw material or energy prices can erode profit margins and impair the Company’s ability to maintain competitive pricing. In addition, volatility in input markets can complicate supply chain management, increase working capital requirements, and affect the timely and cost-effective procurement of essential materials.

As the Company transitions to EAF steelmaking, the procurement of sufficient quantities of high-quality scrap steel has become a critical factor in operational efficiency and cost competitiveness. Access to scrap depends on collection volumes, regional recycling rates, industrial activity, and competition among regional EAF producers. The Company’s geographic location provides proximity to major scrap markets and waterborne transportation routes; however, economic access to scrap sources and freight logistics across the Great Lakes system are key to maintaining reliable supply and cost-effective delivery. Market dislocations, export restrictions, or transportation constraints could adversely affect the Company’s ability to secure scrap at competitive prices.

North American steel pricing is determined largely by global supply-demand conditions, international trade policies, import volumes, and regional economic performance. Competitive pressures are influenced by global steelmaking overcapacity, fluctuations in raw material costs, and domestic and foreign trade policies of various trading countries. North American producers compete with producers in Europe, China, and other Asian countries—regions where export decisions are sometimes guided more by domestic economic or political policies than by prevailing market forces. Trade policies between Canada and the United States, as well as import measures affecting the broader North American market, have a material impact on domestic demand, selling prices, and overall industry margins.

Ongoing uncertainty surrounding trade relations between the United States and Canada—including the potential for continuing tariffs, quotas, or other restrictions on cross-border steel and raw material trade—has a direct impact on market stability, pricing dynamics, and investment confidence in both countries. Changes in U.S. trade policy can alter the flow of steel and scrap materials across the border, affecting regional supply-demand balances and price differentials between the U.S. Midwest and Central Canadian markets. The Company’s exposure to these dynamics can influence input costs, realized selling prices, and overall competitiveness within the North American steel market.

According to the World Steel Association, crude steel production across the 70 reporting countries reached approximately 145.3 million tonnes in August 2025, representing a 0.3% increase over August 2024, with China accounting for roughly 53% of global output (World Steel Association, “August 2025 crude steel production and 2025 global crude steel production total,” September 24, 2025). The Organization for Economic Cooperation and Development (OECD) continues to report challenging global conditions characterized by persistent excess capacity. As of the latest estimates, global steelmaking capacity stands at approximately 2,472 million metric tonnes, projected to exceed demand by more than 721 million tonnes by 2027 - equivalent to roughly 48 times the size of the Canadian steel industry. Current investment data indicate that 63.5 million tonnes of new gross capacity are under construction worldwide and expected to come online between 2025 and 2027, further contributing to competitive intensity and potential pricing pressure.

Overall Results

Net Loss

The Company’s net loss for the three month period ended September 30, 2025 was C$485.1 million compared to net loss of C$106.6 million for the three month period ended September 30, 2024, resulting in a C$378.5 million increase of net loss. The increase is primarily due to the increase in loss from operations (C$651.5 million) for reasons described below in Loss from Operations, and a decrease in other income (C$32.1 million). This was offset, in part, by an increase in income tax recovery (C$128.5 million), change in fair value of warrant liability (C$39.2 million), change in fair value of share-based compensation liability (C$23.9 million), and foreign exchange gain (C$23.9 million).

The Company’s net loss for the nine month period ended September 30, 2025 was C$620.2 million compared to net loss of C$72.5 million for the nine month period ended September 30, 2024, resulting in a C$547.7 million increase of net loss. The increase is primarily due the increase in loss from operations (C$876.5 million) for reasons described below in Loss from Operations, and foreign exchange loss (C$31.1 million). This was offset, in part, by an increase in income tax recovery (C$188.5 million), change in fair value of warrant liability (C$42.8 million), change in fair value of share-based compensation liability (C$23.6 million), and other income (C$17.9 million).

Loss from Operations

The Company’s loss from operations for the three month period ended September 30, 2025 was C$651.5 million compared to C$83.6 million for the three month period ended September 30, 2024, resulting in a C$567.9 million increase of loss from operations. The increase is primarily driven by a non-cash impairment loss (C$503.4 million), decreased revenue (C$76.4 million), which is due to lower steel shipments, resulting from weakening market conditions, particularly due to the S232 Tariffs which impacted the Company’s export sales. This was offset, in part, by decreased cost of sales (C$6.4 million), due to decreased shipments, which was offset, in part, by increased tariff costs.

The Company’s loss from operations for the nine month period ended September 30, 2025 was C$876.5 million compared to C$93.0 million for the nine month period ended September 30, 2024, resulting in a C$783.5 million increase of loss from operations. The increase is primarily driven by a non-cash impairment loss (C$503.4 million), decreased revenue (C$240.7 million), which is due to lower pricing and steel shipments, resulting from weakening market conditions, particularly due to the S232 Tariffs which impacted the Company’s export sales, and increased cost of sales (C$44.3 million), primarily due to increased tariff costs.

Non-GAAP Financial Measures

In this MD&A, we use certain non-GAAP measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS Accounting Standards. As described below, the terms “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Adjusted EBITDA per ton,” “Average Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in evaluating its financial results that are not defined by IFRS Accounting Standards. EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes. Adjusted EBITDA refers to EBITDA before foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrants, earnout and share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory adjustments and impairment loss. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to income from operations or any other measure of performance prescribed by IFRS Accounting Standards. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA as defined and used by other companies.

We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures. These measures are included because we believe they can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS Accounting Standards financial measure, see “Adjusted EBITDA” presented in this MD&A. Average Net Sales Realization refers to steel revenue less freight revenue per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding the geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold refers to cost of steel revenue less freight, depreciation and carbon tax (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate our cost of steel products sold on a per ton basis, excluding certain of the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures.

EBITDA, Adjusted EBITDA, Average Net Sales Realization, Cost Per Ton of Steel Products Sold, Adjusted EBITDA margin and Adjusted EBITDA per ton have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•	they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements.

In addition, in the case of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EBITDA per ton:

•	they do not reflect certain non-cash items, including share-based compensation charges and the accounting for warrant, earnout and share-based payment liabilities;

•	they do not reflect the impact of changes resulting from foreign exchange;

•	they do not reflect the impact of carbon tax;

•	they do not reflect the impact of certain inventory adjustments;

•	they exclude certain non-recurring items, such as transaction costs;

•	they do not reflect the impact of past service costs related to pension benefits and post-employment benefits; and

•	they do not reflect the impact of other earnings or charges resulting from matters we believe not to be indicative of our ongoing operations.

Because of these limitations EBITDA, Adjusted EBITDA and the related ratios such as Adjusted EBITDA margin and Adjusted EBITDA per ton should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as a supplement.

Steel Revenue and Cost of Sales

			Three months ended September 30,						Nine months ended September 30,
			2025		2024				2025		2024
tons
Steel Shipments	i	19.5%		419,173		520,443	i	7.7%		1,360,960		1,474,561

millions of dollars
Revenue	i	12.7%	C$	523.9	C$	600.3	i	12.9%	C$	1,630.7	C$	1,871.4
Less:
Freight included in revenue				(38.8)		(46.6)				(134.6)		(140.1)
Non-steel revenue				(11.8)		(14.7)				(25.2)		(26.8)

Steel revenue	i	12.2%		$473.3		$539.0	i	13.7%	C$	1,470.9	C$	1,704.5

Cost of steel revenue (i)	h	0.7%	C$	590.2	C$	585.9	h	3.0%	C$	1,750.9	C$	1,699.5
Depreciation included in cost of steel revenue				(43.2)		(36.1)				(116.0)		(103.8)
Carbon tax included in cost of steel revenue				(9.5)		(12.5)				(23.4)		(28.4)

Cost of steel products sold	h	0.0%	C$	537.5	C$	537.3	h	2.8%	C$	1,611.5	C$	1,567.3

dollars per ton
Revenue per ton of steel sold	h	8.4%	C$	1,250	C$	1,153	i	5.6%	C$	1,198	C$	1,269
Cost of steel revenue per ton of steel sold	h	25.0%	C$	1,408	C$	1,126	h	11.6%	C$	1,287	C$	1,153
Average net sales realization on steel sales (ii), (iii)	h	9.0%	C$	1,129	C$	1,036	i	6.5%	C$	1,081	C$	1,156
Cost per ton of steel products sold	h	24.2%	C$	1,282	C$	1,032	h	11.4%	C$	1,184	C$	1,063

(i)	Cost of steel revenue includes the cost of steel tariffs. See “Tariffs” for further discussion.
(ii)	See “Non-GAAP Measures” for information regarding the limitations of using Average net sales realization on steel sales.
(iii)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Revenue and steel revenue decreased by 12.7% and 12.2%, respectively, due to lower steel shipments during the three month period ended September 30, 2025 as compared to the three month period ended September 30, 2024. The Company’s average NSR on steel sales per ton shipped was C$1,129 for the three month period ended September 30, 2025 (September 30, 2024 - C$1,036), an increase of 9.0%. Steel shipment volumes decreased by 19.5% during the three month period ended September 30, 2025 as compared to the three month period ended September 30, 2024. Lower steel shipments were resultant from weakening market conditions, particularly due to the S232 Tariffs which impacted the Company’s export sales and resulted in over-supply of the Canadian market at reduced transactional pricing. During the three month period ended September 30, 2025 the Company’s NSR for Canadian sales was up to 40% lower than its U.S. results across many product categories. This is a significantly greater discrepancy than historical averages and resulted in approximately C$32 million lower revenue on Canadian sales during the three month period ended September 30, 2025.

Revenue and steel revenue decreased by 12.9% and 13.7%, respectively, due to lower pricing and steel shipments during the nine month period ended September 30, 2025 as compared to the nine month period ended September 30, 2024. The Company’s average NSR on steel sales per ton shipped was C$1,081 for the nine month period ended September 30, 2025 (September 30, 2024 - C$1,156), a decrease of 6.5%. Steel shipment volumes decreased by 7.7% during the nine month period ended September 30, 2025 as compared to the nine month period ended September 30, 2024. The nine month period ended September 30, 2025 was also negatively impacted by the S232 Tariffs, as discussed above.

For the three month period ended September 30, 2025, the Company’s cost of steel revenue increased by 0.7% to C$590.2 million (September 30, 2024 - C$585.9 million) and the cost of steel products sold increased to C$537.5 million (September 30, 2024 - C$537.3 million). Cost per ton of steel products sold was C$1,282 for the three month period ended September 30, 2025 (September 30, 2024 - C$1,032). The increase is primarily due to tariff costs.

For the nine month period ended September 30, 2025, the Company’s cost of steel revenue increased by 3.0% to C$1,750.9 million (September 30, 2024 - C$1,699.5 million) and the cost of steel products sold increased by 2.8% to C$1,611.5 million (September 30, 2024 - C$1,567.3 million). Cost per ton of steel products sold was C$1,184 for the nine month period ended September 30, 2025 (September 30, 2024 - C$1,063). The increase is primarily due to tariff costs.

As discussed above in The Company’s Response to Tariffs, the Company was subject to 25% tariffs on outbound steel shipments to the United States, effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. Starting June 4, 2025, the tariffs on outbound steel shipments to the United States was increased to 50%. For the three and nine month periods ended September 30, 2025, tariff costs of C$89.7 million and C$164.3 million were included in Cost of Sales (September 30, 2024 – nil).

The Company’s costs associated to tariffs on inbound purchases from the United States were negligible for the three and nine month periods ended September 30, 2025 (September 30, 2024 – nil).

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended September 30, 2025 was C$11.8 million (September 30, 2024 – C$14.7 million). The decrease of C$2.9 million was primarily due to decreased revenue on mill scale.

The Company’s non-steel revenue for the nine month period ended September 30, 2025 was C$25.2 million (September 30, 2024 – C$26.8 million). The decrease of C$1.6 million was primarily due to decreased revenue on mill scale, scrap, kish products, and ore fines. This was offset, in part, by increased revenue on braize.

Administrative and Selling Expenses

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2025		2024		2025		2024
Personnel expenses	C$	9.7	C$	10.4	C$	29.4	C$	33.6
Share-based compensation expense		5.2		7.9		12.5		10.0
Professional, consulting, legal and other fees		3.2		4.6		10.4		13.8
Insurance		9.4		9.2		27.1		22.1
Software licenses		1.6		1.6		5.1		5.5
Allowance for doubtful accounts		—		(0.1)		0.2		2.5
Amortization of intangible assets and non-production assets		0.2		0.1		0.6		0.3
Other administrative and selling		1.9		3.0		7.8		10.2

	C$	31.2	C$	36.7	C$	93.1	C$	98.0

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended September 30, 2025, were C$31.2 million (September 30, 2024 - C$36.7 million). The decrease in administrative and selling expenses of C$5.5 million is primarily due to a decrease in share-based compensation expense (C$2.7 million) and professional, consulting, legal and other fees (C$1.4 million), other administrative and selling (C$1.1 million), and personnel expenses (C$0.7 million).

For the nine month period ended September 30, 2025, the Company’s administrative and selling expenses were C$93.1 million (September 30, 2024 - C$98.0 million). The decrease in administrative and selling expenses of C$4.9 million is primarily due to a decrease in personnel expenses (C$4.2 million), professional, consulting, legal and other fees (C$3.4 million), other administrative and selling (C$2.4 million), and allowance for doubtful accounts (C$2.3 million). This was offset, in part, by an increase in insurance (C$5.0 million) and share-based compensation expense (C$2.5 million).

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, Foreign Exchange Gains and Losses and Other Income

The Company’s finance costs represent interest cost on the Company’s Revolving Credit Facility, Senior Secured Lien Notes (the “2029 Notes”) and interest cost on the financing arrangement described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts and changes in the discount rate on the Company’s environmental liabilities.

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2025		2024		2025		2024
Interest on the following facilities
Interest on Senior Secured Lien Notes	C$	10.8	C$	11.0	C$	32.5	C$	21.3
Interest on financing arrangement		0.6		0.2		1.0		0.6
Revaluation of discount rate for environmental liabilities		—		2.1		1.1		5.9
Revolving Credit Facility fees		0.6		0.6		2.1		2.2
Interest on the Revolving Credit Facility		0.6		—		0.7		—
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		3.9		4.6		13.0		13.2
Other interest expense		0.5		0.7		2.9		2.1

	C$	17.0	C$	19.2	C$	53.3	C$	45.3

As illustrated in the table above, the Company’s finance costs for the three month period ended September 30, 2025 were C$17.0 million (September 30, 2024 - C$19.2 million). The decrease of C$2.2 million in finance costs is primarily due to the revaluation of discount rate for environmental liabilities (C$2.1 million) and accretion of government loan benefits (C$0.6 million). This was offset, in part, by an increase in interest on the Revolving Credit Facility (C$0.6 million).

For the nine month period ended September 30, 2025, the Company’s finance costs were C$53.3 million (September 30, 2024 - C$45.3 million). The increase of C$8.0 million in finance costs is primarily due to interest on the 2029 Notes (C$11.2 million), other interest expense (C$0.8 million), and interest on the Revolving Credit Facility (C$0.7 million). This was offset, in part, by the revaluation of discount rate for environmental liabilities (C$4.8 million).

The Company’s finance income for the three month period ended September 30, 2025, was C$1.1 million (September 30, 2024 - C$7.0 million). The decrease of C$5.9 million in finance income is primarily due to a decrease in interest income as result of a lower cash balance.

The Company’s finance income for the nine month period ended September 30, 2025, was C$6.4 million (September 30, 2024 - C$13.6 million). The decrease of C$7.2 million in finance income is primarily due to a decrease in interest income as result of a lower cash balance.

The Company’s interest on pension and other post-employment benefit obligations for the three and nine month periods ended September 30, 2025 was C$4.0 million and C$11.9 million, respectively (September 30, 2024 - C$5.3 million and C$15.6 million, respectively). The decrease is primarily due to a decrease in discount rates as at December 31, 2024 that is used to determine the expense for the period of January 1, 2025 to December 31, 2025.

The Company’s foreign exchange gain for the three month period ended September 30, 2025 was C$14.3 million (September 30, 2024 - loss of C$9.6 million). The foreign exchange loss for the nine month period ended September 30, 2025 was C$18.1 million (September 30, 2024 - gain of C$13.0 million). These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

The Company’s other income for the three and nine month periods ended September 30, 2025 was nil and C$50.0 million, respectively (September 30, 2024 – C$32.1 million for both periods) and represents insurance proceeds received.

Pension and Post-Employment Benefits

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2025		2024		2025		2024
Recognized in loss before income taxes:
Pension benefits expense	C$	5.7	C$	6.6	C$	17.1	C$	19.7
Post-employment benefits expense		3.0		3.4		9.0		10.3

	C$	8.7	C$	10.0	C$	26.1	C$	30.0

Recognized in other comprehensive loss
(pre-tax):
Pension benefits gain	C$	(37.9)	C$	(0.9)	C$	(36.4)	C$	(17.9)
Post-employment benefits loss (gain)		—		8.9		(3.7)		(4.0)

	C$	(37.9)	C$	8.0	C$	(40.1)	C$	(21.9)

	C$	(29.2)	C$	18.0	C$	(14.0)	C$	8.1

As illustrated in the table above, the Company’s pension expense for the three month period ended September 30, 2025 and September 30, 2024 were C$5.7 million and C$6.6 million, respectively, representing a decrease of C$0.9 million. The Company’s post-employment benefit expense for the three month period ended September 30, 2025 and September 30, 2024 were C$3.0 million and C$3.4 million, respectively, representing a decrease of C$0.4 million. The decreases in pension and post-employment benefit expense are as a result of a decrease in discount rates used to determine the expense beginning January 1, 2025. The expense decrease is also a result of reflecting experience gains from the statutory pension actuarial funding valuation and the post-employment benefit expense actuarial valuation.

For the nine month period ended September 30, 2025 and September 30, 2024, the Company’s pension expense were C$17.1 million and C$19.7 million, respectively, representing a decrease of C$2.6 million. The Company’s post-employment benefit expense for the nine month period ended September 30, 2025 and September 30, 2024 were C$9.0 million and C$10.3 million, respectively, representing a decrease of C$1.3 million. The decreases in pension and post-employment benefit expense are as a result of a decrease in discount rates used to determine the expense beginning January 1, 2025. The expense decrease is also a result of reflecting experience gains from the statutory pension actuarial funding valuation and the post-employment benefit expense actuarial valuation.

As disclosed in Note 4 to the December 31, 2024 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss).

For the three month period ended September 30, 2025, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$37.9 million (September 30, 2024 – loss of C$8.0 million), a difference of C$45.9 million, primarily due to a decrease in discount rates as at September 30, 2024 combined with positive defined pension asset return. The September 30, 2024 adjustments to other comprehensive loss as compared to September 30, 2025 adjustments experienced an increase in discount rates combined with an asset return of 4.5%.

For the nine month period ended September 30, 2025, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$40.1 million (September 30, 2024 - C$21.9 million), a difference of C$18.2 million, primarily due to an increase in discount rates combined with an asset return of 5.7%.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Since the introduction of the Carbon Tax Act, Ontario’s Emissions Performance Standards (EPS) program was developed to regulate GHG emissions from large industrial facilities by setting emissions limits that are the basis for the compliance obligations of those facilities. The program was developed as an alternative to the federal output-based pricing system (OBPS). The EPS program came into full effect on January 1, 2022 and Algoma is now subject to compliance under the EPS.

For the three month period ended September 30, 2025, total Carbon Tax recognized in cost of sales was C$9.5 million (September 30, 2024 - C$12.5 million). The change is primarily due to a decrease in carbon dioxide equivalent emissions, offset, in part, by an increase in carbon tax per ton.

For the nine month period ended September 30, 2025, total Carbon Tax recognized in cost of sales was C$23.4 million (September 30, 2024 - C$28.4 million). The change is primarily due to a decrease in carbon dioxide equivalent emissions, offset, in part by an increase in carbon tax per ton.

Income Taxes

For the three month period ended September 30, 2025, the Company’s deferred income tax recovery and current income tax recovery were C$105.4 million and C$40.3 million, respectively, compared to deferred income tax expense and current income tax recovery of C$8.7 million and C$25.9 million, respectively, for the three month period ended September 30, 2024 due to loss before tax of C$630.8 million for the three month period ended September 30, 2025, compared to loss before tax of C$123.8 million for the three month period ended September 30, 2024.

For the nine month period ended September 30, 2025, the Company’s deferred income tax recovery and current income tax recovery were C$106.9 million and C$102.1 million, respectively, compared to deferred income tax recovery and current income tax recovery of C$1.8 million and C$18.7 million, respectively, for the nine month period ended September 30, 2024 due to loss before tax of C$829.2 million for the nine month period ended September 30, 2025, compared to loss before tax of C$93.0 million for the nine month period ended September 30, 2024.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at September 30, 2025, there were 104,933,802 common shares issued and outstanding, and no preferred shares issued and outstanding.

Warrants

As at September 30, 2025, 24,178,999 Warrants remain outstanding with an estimated fair value of $0.15 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$5.2 million ($3.7 million) (December 31, 2024 - C$52.2 million; $36.3 million) in warrant liability on the condensed interim consolidated statements of financial position. For the three and nine month periods ended September 30, 2025, a gain of C$11.9 million and C$46.4 million, respectively, on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net loss (September 30, 2024 - loss of C$27.3 million and gain of C$3.6 million, respectively). The Warrants will expire on October 19, 2026.

The Warrants, with a strike price of $11.50, are currently out of the money. Should Algoma’s share price increase, these Warrants contain a call feature enabling the Company to redeem them on a cashless basis before expiration, thus limiting potential dilution. Requirements include that the closing price of the Company’s common shares reaches or exceeds $18.00 for at least 20 out of any 30 consecutive trading days, the Company may exercise the option to redeem the Warrants at a nominal price of $0.01 per warrant. For more information please see Algoma’s warrant agreement which is available on SEDAR+ and on EDGAR.

Earnout

As at September 30, 2025, 655,453 earnout rights remain outstanding with an estimated fair value of $3.56 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$3.2 million ($2.3 million) (December 31, 2024 - C$10.1 million; $7.0 million) was recognized on the condensed interim consolidated statements of financial position. During the nine month period ended September 30, 2025, earnout rights were settled for 75,000 common shares. During the nine month period ended December 31, 2024, 320,000 earnout rights were settled for common shares and 172,786 earnout rights were cancelled. For the three and nine month periods ended September 30, 2025 a gain of C$3.0 million and C$6.1 million, respectively, on change in the fair value of the earnout liability are presented in the condensed interim consolidated statements of net loss (September 30, 2024 - loss of C$5.4 million and gain of C$0.5 million, respectively).

Continuity of earnout rights are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	719,547	1,196,157
Dividend equivalents and other adjustments	10,906	16,176
Vested and settled	(75,000)	(320,000)
Cancellations	—	(172,786)

Ending balance	655,453	719,547

Replacement Long Term Incentive Plan (“LTIP”)

As at September 30, 2025, 2,492,814 Replacement LTIP Awards remain outstanding with an estimated fair value of $3.56 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$12.3 million ($8.9 million) (December 31, 2024 - C$34.5 million; $24.0 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position. During the nine month period ended September 30, 2025, no units were settled. During the nine month period ended December 31, 2024, 297,953 units were settled for common shares and 47,620 units were cancelled. A portion of the common shares issued to settle these units were sold by the Company for cash of C$2.1 million used to settle withholding taxes. For the three and nine month periods ended September 30, 2025 a gain of C$11.4 million and C$21.7 million, respectively, on change in the fair value of the share-based payment compensation liability is presented in the condensed interim consolidated statements of net loss (September 30, 2024 - loss of C$12.5 million and C$1.9 million, respectively).

Continuity of Replacement LTIP units are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	2,451,970	2,776,868
Dividend equivalents and other adjustments	40,844	20,675
Vested and settled	—	(297,953)
Cancellations	—	(47,620)

Ending balance	2,492,814	2,451,970

Omnibus Long Term Incentive Plan (“LTIP”)

Deferred share units (“DSUs”)

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	480,481	344,768
Granted	147,644	130,772
Dividend equivalents and other adjustments	7,543	4,941

Ending balance	635,668	480,481

For the three and nine month periods ended September 30, 2025, the Company recorded a share-based payment compensation expense of C$0.7 million and C$1.4 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed (deficit) surplus on the condensed interim consolidated statements of financial position (September 30, 2024 – C$0.5 million and C$1.7 million, respectively).

Restricted share units (“RSU”) FY2023, FY2024, FY2025 and CY2025 Plans

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	1,045,306	607,252
Granted	565,016	569,536
Dividend equivalents and other adjustments, net of cancellations	14,944	(67,202)
Vested and settled	—	(64,280)

Ending balance	1,625,266	1,045,306

Performance share units (“PSU”) FY2023, FY2024, FY2025 and CY2025 Plans

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	1,049,039	231,898
Granted	1,042,775	953,783
Dividend equivalents and other adjustments, net of cancellations	20,711	(63,146)
Vested and settled	—	(73,496)

Ending balance	2,112,525	1,049,039

For the three and nine month periods ended September 30, 2025, the Company recorded share-based payment compensation expense of C$4.5 million and C$10.9 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed (deficit) surplus on the condensed interim consolidated statements of financial position (September 30, 2024 - C$7.1 million and C$8.0 million, respectively).

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2025		2024		2025		2024
Net loss	C$	(485.1)	C$	(106.6)	C$	(620.2)	C$	(72.5)
Depreciation of property, plant and equipment and amortization of intangible assets		43.4		36.3		116.6		104.3
Finance costs		17.0		19.2		53.3		45.3
Interest on pension and other post-employment benefit obligations		4.0		5.3		11.9		15.6
Income tax recovery		(145.7)		(17.2)		(209.0)		(20.5)
Foreign exchange (gain) loss		(14.3)		9.6		18.1		(13.0)
Finance income		(1.1)		(7.0)		(6.4)		(13.6)
Inventory adjustments (depreciation on property, plant and equipment in inventory)		2.9		(1.7)		4.4		0.8
Carbon tax		9.5		12.5		23.4		28.4
Increase (decrease) in fair value of warrant liability		(11.9)		27.3		(46.4)		(3.6)
Increase (decrease) in fair value of earnout liability		(3.0)		5.4		(6.1)		(0.5)
Increase (decrease) in fair value of share-based payment compensation liability		(11.4)		12.5		(21.7)		1.9
Share-based compensation		5.2		7.9		12.5		10.2
Impairment loss		503.4		—		503.4		—

Adjusted EBITDA (i)	C$	(87.1)	C$	3.5	C$	(166.2)	C$	82.8

Net Loss Margin		(92.6%)		(17.8%)		(38.0%)		(3.9%)

Net Loss / ton	C$	(1,157.3)	C$	(204.8)	C$	(455.7)	C$	(49.2)

Adjusted EBITDA Margin (ii)		(16.6%)		0.6%		(10.2%)		4.4%

Adjusted EBITDA / ton	C$	(207.8)	C$	6.7	C$	(122.1)	C$	56.1

(i)	See “Non-GAAP Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended September 30, 2025 decreased by C$90.6 million and Adjusted EBITDA per ton decreased by C$214.5 per ton compared to the three month period ended September 30, 2024. The variance was driven mainly by lower steel shipments and the impact of S232 Tariffs. The Company’s NSR for Canadian sales was up to 40% lower than its U.S. results across many product categories. This is a significantly greater discrepancy than historical averages and resulted in approximately C$32 million lower revenue on Canadian sales during the three month period ended September 30, 2025. In addition, the cost per ton of steel products sold increased by C$250 per ton or 24.2%, primarily due to increased tariff costs (C$89.7 million).

Adjusted EBITDA for the nine month period ended September 30, 2025 decreased by C$249.0 million and Adjusted EBITDA per ton decreased by C$178.2 per ton compared to the nine month period ended September 30, 2024. The decrease was driven mainly by lower average NSR on steel sales of C$75 per ton or 6.5%, due to lower pricing resulting from weakening market conditions including the impact of S232 Tariffs totalling C$164.3 million and a decrease in steel shipments. The cost per ton of steel products sold increased by C$121 per ton or 11.4%, primarily due to increased tariff costs (C$164.3 million). The decrease was partially offset by insurance proceeds receivable of C$50.0 million, as described above in Impact on Operations, for the nine month period ended September 30, 2025.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2025		2024		2025		2024
Cash, beginning of period	C$	82.5	C$	493.4	C$	266.9	C$	94.7
Cash generated by (used in):
Operating activities		(117.3)		25.5		(63.1)		159.2
Investing activities		(73.7)		(61.5)		(283.1)		(280.2)
Financing activities		112.5		0.9		94.5		481.1
Effect of exchange rate changes on cash		0.5		(6.3)		(10.7)		(2.8)

(Decrease) increase in cash	C$	(78.0)	C$	(41.4)	C$	(262.4)	C$	357.3

Cash, end of period	C$	4.5	C$	452.0	C$	4.5	C$	452.0

Cash Flow Generated by Operating Activities

For the three month period ended September 30, 2025, cash used in operating activities was C$117.3 million (September 30, 2024 - generation of C$25.5 million). The increase in cash used in operating activities for the three month period ended September 30, 2025 was due primarily to the same reasons mentioned above in Loss from Operations and by the net effect from changes in non-cash working capital.

For the nine month period ended September 30, 2025, cash used in operating activities was C$63.1 million (September 30, 2024 - generation of C$159.2 million). The increase in cash used in operating activities for the nine month period ended September 30, 2025 was due primarily to the same reasons mentioned above in Loss from Operations, offset, in part by the net effect from changes in non-cash working capital.

Further impacting cash generated by operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2025		2024		2025		2024
Accounts receivable, net	C$	2.7	C$	20.8	C$	(36.6)	C$	35.2
Inventories		(33.4)		(4.6)		77.6		113.3
Prepaid expenses, deposits and other current assets		6.7		(0.8)		17.8		0.3
Accounts payable and accrued liabilities		(58.0)		28.7		(23.8)		(62.3)
Taxes receivable		17.1		(21.0)		(19.9)		(16.7)
Taxes payable		6.7		8.8		22.0		30.4

Total	C$	(58.2)	C$	31.9	C$	37.1	C$	100.2

Cash Flow Used In Investing Activities

For the three month period ended September 30, 2025, cash used in investing activities was C$73.7 million (September 30, 2024 - C$61.5 million), due to acquiring property, plant and equipment for C$73.7 million (September 30, 2024 - C$89.4 million), offset, in part, by insurance proceeds received for property damage of nil (September 30, 2024 - C$27.9 million).

For the nine month period ended September 30, 2025, cash used in investing activities was C$283.1 million (September 30, 2024 - C$280.2 million), due to acquiring property, plant and equipment for C$298.1 million (September 30, 2024 - C$308.1 million), offset, in part, by insurance proceeds received for property damage of C$15.0 million (September 30, 2024 - C$27.9 million).

Cash Flow Used In Financing Activities

For the three month period ended September 30, 2025, generation of cash in financing activities was C$112.5 million (September 30, 2024 - C$0.9 million). The increase in generation of cash in financing activities of C$111.6 million is primarily due to a net bank indebtedness advanced (C$83.4 million), a decrease of dividends paid (C$14.8 million), and receipt of government funding (C$8.4 million).

For the nine month period ended September 30, 2025, generation of cash in financing activities was C$94.5 million (September 30, 2024 - C$481.1 million). The decrease in generation of cash in financing activities of C$386.6 million is primarily due to the 2029 Notes issued, net of transaction costs in the nine month period ended September 30, 2024 (C$468.5 million) and an increase in interest paid (C$24.9 million). This was offset, in part, by an increase in net bank indebtedness advanced (C$104.5 million).

Capital Resources - Financial Position and Liquidity

The Company historically has made approximately C$120 million of capital expenditures annually in order to sustain existing production facilities which is anticipated to decrease as the Company transitions to EAF steel making. Furthermore, the Company has made significant capital investment relating to its modernization and expansion program including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities are expected to avail the Company of substantial financial resources to continue re-investing in the Company’s assets.

As at September 30, 2025, the Company had cash of C$4.5 million (December 31, 2024 - C$266.9 million), and had unused availability under its Revolving Credit Facility of C$332.6 million ($238.9 million) after taking into account C$88.4 million ($63.5 million) of outstanding letters of credit. At December 31, 2024, the Company had drawn C$0.4 million ($0.3 million), and there was C$361.8 million ($251.4 million) of unused availability after taking into account C$69.5 million ($48.3 million) of outstanding letters of credit.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At September 30, 2025, there was C$101.0 million ($72.6 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at September 30, 2025 and December 31, 2024, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million in May 2023 and to $375.0 million in September 2025, with maturity date of May 2028 (the “Revolving Credit Facility”). The interest rate is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). On July 17, 2025, the Company amended the agreement and will repay the loan in monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2031; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). On August 21, 2025, the Company amended the agreement and will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on May 31, 2029.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. On March 25, 2024, the Company amended the agreement and will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2027 and ending on April 30, 2034.

On November 26, 2021, the Company, together with the Government of Canada, entered into an agreement in the form of a loan up to C$200.0 million from the SIF. Under the terms of the Federal SIF EAF Loan, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and September 30, 2025. Annual repayments of the Federal SIF EAF Loan will be scalable based on the Company’s GHG emission performance.

On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of C$0.1 million. During the nine month periods ended September 30, 2025, the Company made principal payments totalling C$0.7 million (September 30, 2024 - C$0.8 million). At September 30, 2025, current portion totalling C$1.0 million is presented in current portion of other long-term liabilities on the condensed interim consolidated statements of financial position (September 30, 2024 - C$1.0 million).

On August 8, 2024, the Company entered into an Installment Payment Contract (the “IPC”) with the Bank of Montreal to provide financing to purchase equipment. Terms of the IPC require interest-only payments based on multiplying the aggregate interim funding payments outstanding by an annual interest rate equal to the Term SOFR Rate defined as the one-month forward-looking term rate based on the secured overnight financing rate published on such determination date by CME Group Benchmark Administration Limited. During the nine month period ended September 30, 2025, the Company received C$2.2 million under this financing arrangement.

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of $350.0 million of 9.125% 2029 Notes due April 15, 2029. The 2029 Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, having commenced on October 15, 2024. The principal balance of the 2029 Notes is due for repayment on April 15, 2029. Prior to the maturity date, the Company can exercise various rights to redeem the 2029 Notes in whole or in part at a specific redemption price. In some cases, the redemption of the 2029 Notes is only permitted upon the occurrence of a specific event. The intended use of net proceeds from the offering of the 2029 Notes is general corporate purposes, adding strength and flexibility to ASI’s balance sheet.

On September 28, 2025, the Company executed binding term sheets to secure C$500 million in liquidity support, comprised of a C$400 million loan facility from the Government of Canada under the Large Enterprise Tariff Loan facility and a C$100 million loan facility from the Province of Ontario (collectively, the “Facilities”). The Facilities will be provided proportionately for which 20% shall be secured, ranking junior to the Company’s existing first lien Revolving Credit Facility and the Notes, with the remaining 80% of the Facilities being unsecured. The Facilities are subject to the issuance of 6.77 million common share purchase warrants, with each warrant being exercisable for one common share of the Company at an exercise price of C$11.08 for a ten-year term, vesting proportionately as unsecured draws are made. The Facilities have a seven-year term, with interest at CORRA + 200 bps for three years, stepping up by 200 bps each year thereafter. The exercise price of the warrants is equivalent to the volume-weighted average trading price of the Company’s common shares on the TSX from the completion of its going-public transaction in October 2021 through November 1, 2024, which was prior to the Section 232 tariffs imposed by the U.S. The Facilities include customary positive and negative covenants, including a restriction on capital distributions. At September 30, 2025, no funds have been drawn on these facilities.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan, the Federal SIF EAF Loan and the Facilities are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

During the three month period ended September 30, 2025, the Company did not pay ordinary dividends to shareholders (September 30, 2024 - C$14.2 million). During the nine month period ended September 30, 2025, the Company paid ordinary dividends to common shareholders in the aggregate amount of C$14.8 million (September 30, 2024 - C$21.3 million), which were recorded as a distribution through retained earnings.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at September 30, 2025, the Company’s undiscounted obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the September 30, 2025, Canadian/US dollar exchange rate of $1.00 = C$0.7183 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	101.0	C$	101.0	C$	—	C$	—	C$	—
Governmental loans		291.6		10.3		17.2		52.6		211.5
Interest on governmental loans		9.8		1.4		2.6		5.8		—
Financing arrangement		25.2		2.8		3.1		19.3		—
Senior Secured Lien Notes		487.2		—		—		487.2		—
Interest on Senior Secured Lien Notes		177.9		44.5		44.5		88.9		—
Purchase obligations - non-capital		—		—		—		—		—
Purchase obligations - capital		51.3		51.3		—		—		—
Environmental liabilities		62.3		3.4		4.3		12.9		41.7
Lease obligations		6.8		2.1		2.1		2.6		—

Total	C$	1,213.1	C$	216.8	C$	73.8	C$	669.3	C$	253.2

Purchase obligations - non-capital are comprised of contracts to purchase the raw materials required to manufacture the Company’s products. The Company requires significant quantities of iron ore, coal, oxygen, electricity, and natural gas to support its integrated steel manufacturing operations. Historically, the Company has secured the supply of its principal raw materials under annual and multi-year agreements at negotiated prices, providing assurance of availability and price stability.

On September 28, 2025, in response to the projected tariff situation affecting Canadian steel exports to the United States, the Company’s Board of Directors approved an operational plan to commence the exit from blast furnace and coke oven operations and to accelerate the transition to EAF steelmaking. In connection with this plan, the Company issued notices asserting frustration of certain supply agreements for such raw materials due to the effects of extraordinary U.S. trade measures. The Company continues to evaluate supply arrangements and input requirements to support the EAF transition.

Purchase obligations - capital represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace capital project.

Off balance sheet arrangements include letters of credit, and operating lease obligations. At September 30, 2025, the Company had C$88.4 million ($63.5 million) (December 31, 2024 - C$69.5 million; $48.3 million) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At September 30, 2025, the Company’s net obligation in respect of its defined benefit pension plans was C$138.8 million (December 31, 2024 - C$178.3 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$203.5 million (December 31, 2024 - C$206.2 million).

The Company’s short-term and long-term obligations, commitments and future payments under contract are expected to be financed through cash flow from operations, funds from the Company’s Revolving Credit Facility and funds from the Facilities. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at September 30, 2025, there were no transactions, ongoing contractual or other commitments with related parties, except for remuneration of the Company’s key management personnel.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, derivative asset included in other non-current assets, bank indebtedness, accounts payable and accrued liabilities, warrant liability, earnout liability, long-term governmental loans, senior secured lien notes and other financing arrangements.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 24 to the September 30, 2025 condensed interim consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2025 is the carrying amount of accounts receivable of C$255.8 million (December 31, 2024 - C$227.6 million). At September 30, 2025, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. At December 31, 2024, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. As at September 30, 2025, C$8.2 million, or 3.3% (December 31, 2024 - C$9.8 million, or 4.3%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2025 was C$8.8 million (December 31, 2024 - C$8.8 million), as disclosed in Note 9 to the September 30, 2025 condensed interim consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining borrowing capacity under its Revolving Credit Facility. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6 to the December 31, 2024 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and nine month periods ended September 30, 2025 and September 30, 2024, a one percent increase (or decrease) in interest rates would not have decreased (or increased) net (loss) income materially.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 20 to the September 30, 2025 condensed interim consolidated financial statements. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. At September 30, 2025 and September 30, 2024, the Company had no commodity-based swap contracts.

Critical Accounting Estimates

As disclosed in Note 5 to the December 31, 2024 consolidated financial statements, the preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years or periods.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the December 31, 2024 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. The Company has continued to review the useful lives of assets pertaining to blast furnace and basic oxygen steelmaking operations since the initial change in useful lives of these assets effective October 1, 2023 to be fully depreciated by December 31, 2029. As a result of the impact of tariffs on operations, the Company has decided to further accelerate its planned exit from these primary operations as it accelerates its transition to EAF steelmaking. Effective September 28, 2025, the Company has adjusted the remaining useful lives of blast furnace and basic oxygen steelmaking to be fully depreciated by December 31, 2025. At September 30, 2025, the net book value of these assets total $234.3 million.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

During the three and nine month periods ended September 30, 2025, as a result of current economic conditions there were two indicators of impairment in regards to the Company’s single Cash Generating Unit (“CGU”). The carrying value of the net assets of the Company exceeded its market capitalization on September 30, 2025 and Section 232 tariffs imposed by the United States (“U.S.”) pertaining to the steel manufacturing industry were the two indicators identified. The Company performed an impairment test to determine whether the recoverable amount of the CGU was greater than its carrying amount. The recoverable amount was calculated based on its value-in-use (“VIU”), determined using the income approach based on discounted cash flows projected over a period of six years. A terminal growth rate was determined and applied to the projected future cash flows after the sixth year of 2.5%. The present value of the expected cash flows from the CGU are determined by applying a suitable discount rate reflecting current market assessments of the time value of money and the risks specific to the CGU.

The following key assumptions were used in calculating the projected cash flows:

•	Probability weighted scenarios for tariff costs were considered with the tariff rate remaining at 50% in the near to mid-term and continuing indefinitely at a lower rate in the longer term;

•	U.S. shipment volume significantly lower than the Company’s historical U.S. shipment volume in the near to mid-term;

•

Total shipment volume significantly lower compared to the Company’s historical total shipment volume in the near to mid-term, specifically for sheet product, and returning to the Company’s historic capacity in the longer term; and

•

Cash flows discounted at an after-tax discount rate of 15.0% based on the Company’s weight average cost of capital and risks specific to the CGU. For the three and six month period ended June 30, 2025, cash flows were discounted at an after-tax discount rate of 13.7%.

As a result of the impairment test, the Company determined that the carrying amount of C$2,413.4 million exceeded the Company’s recoverable amount of C$1,910.0 million and an impairment loss totalling C$503.4 million was recorded in the condensed interim consolidated statements of net loss. The impairment loss was allocated to property, plant, equipment and intangible assets pro rata on the basis of the carrying amount of each asset as follows:

Allocation of impairment loss:
Freehold land	$2.0
Buildings	13.9
Machinery and equipment	233.9
Computer hardware	1.8
Right-of-use assets	1.6
Property under construction	250.1
Intangible assets	0.1

$503.4

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements. Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Material Accounting Policies

The Company’s condensed interim consolidated financial statements have been prepared using consistent accounting policies described in Note 4 to the Company’s annual consolidated financial statements for the nine month period ended December 31, 2024 and the year ended March 31, 2024.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

In compliance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer (“CEO”) and by our Chief Financial Officer (“CFO”) that, among other things, report on (i) their responsibility for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) for the Company; and (ii) the design of DC&P and the design of ICFR.

Management, including our CEO and CFO, does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclosure Controls and Procedures

The CEO and the CFO have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to Algoma is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and

•

information required to be disclosed by Algoma in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls Over Financial Reporting

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework used to design our ICFR is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Changes in Internal Controls Over Financial Reporting

No changes were made to our ICFR during nine month period ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	Fiscal year ended December 31, 2025 (“2025”)						Nine months ended December 31, 2024						Fiscal year ended March 31, 2024 (“2024”)
As at and for the three months ended[1]	Q3		Q2		Q1		Q3		Q2		Q1		Q4		Q3
Financial results
Total revenue	C$	523.9	C$	589.7	C$	517.1	C$	590.3	C$	600.3	C$	650.5	C$	620.6	C$	615.4
Steel products		473.3		534.4		463.2		535.7		539.0		597.4		568.1		556.9
Non-steel products		11.8		10.6		2.8		4.4		14.7		7.2		4.9		10.4
Freight		38.8		44.7		51.1		50.2		46.6		45.9		47.6		48.1
Cost of sales		640.8		643.8		626.1		677.4		647.2		633.8		585.4		623.8
Administrative and selling expenses		31.2		31.0		30.9		37.7		36.7		29.2		32.1		28.5
Income (loss) from operations		(651.5)		(85.1)		(139.9)		(124.8)		(83.6)		(12.5)		3.1		(36.9)
Net income (loss)		(485.1)		(110.6)		(24.5)		(66.5)		(106.6)		6.1		28.0		(84.8)
Adjusted EBITDA	C$	(87.1)	C$	(32.4)	C$	(46.7)	C$	(60.3)	C$	3.5	C$	37.7	C$	41.6	C$	(1.0)
Per common share (diluted)[3]
Net income (loss)	C$	(4.46)	C$	(1.02)	C$	(0.48)	C$	(0.61)	C$	(0.98)	C$	(0.07)	C$	0.10	C$	(0.78)
Financial position
Total assets	C$	2,435.6	C$	2,945.6	C$	3,090.1	C$	3,186.2	C$	3,095.9	C$	3,123.2	C$	2,676.0	C$	2,651.6
Total non-current liabilities		1,045.6		1,154.6		1,181.1		1,187.4		1,201.3		1,187.2		745.1		744.3
Operating results
Average NSR	C$	1,129	C$	1,132	C$	986	C$	976	C$	1,036	C$	1,187	C$	1,260	C$	1,079
Adjusted EBITDA per nt2		(207.8)		(68.6)		(99.4)		(109.9)		6.7		74.9		92.0		(1.9)
Shipping volume (in thousands of nt)
Sheet		322		369		377		466		446		442		381		453
Plate		97		103		91		82		73		61		69		59
Slab		—		—		2		1		1		—		—		4

1 -

For fiscal year ended December 31, 2025 and onwards, period end date refers to the following: “Q1” - March 31, “Q2” - June 30, “Q3” - September 30, and “Q4” - December 31. Effective for fiscal year ended December 31, 2024, the Company changed its year end from March 31 to December 31. Therefore, for fiscal years prior to December 31, 2025, period end date refers to the following: “Q1” - June 30, “Q2” - September 30”, “Q3” - December 31, and “Q4” - March 31.

2 -	The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.
3 -

Pursuant to the Merger with Legato, on October 19, 2021, the Company effected a reverse stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issued 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

4 -	On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,364,262 common shares as at March 31, 2023.
5 -

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

6 -

During the year ended March 31, 2024, the Company converted 70,920 deferred share units to common shares and issued 464,268 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units.

7 -	During the nine month period ended December 31, 2024, the Company issued 755,730 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units.
8 -	During the three month period ended March 31, 2025, the Company issued 75,000 common shares upon exercise of earnout rights.

As at September 30, 2025, 104,933,802 common shares were outstanding.

Trend Analysis

The Company’s financial performance for Q3 2025 decreased from Q2 2025, primarily due to a decrease in Adjusted EBITDA per net ton (“nt”). The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased C$5.2 million or 1% from C$615.4 million in Q3 2024 to C$620.6 million in Q4 2024, a result of increased steel revenue primarily due to higher selling prices of steel, offset, in part, by lower shipment volumes.

•

increased C$29.9 million or 5% from C$620.6 million in Q4 2024 to C$650.5 million in Q1 (nine months ended December 31, 2024) a result of increased steel revenue primarily due to higher shipment volumes, offset, in part, by lower selling prices of steel.

•

decreased C$50.2 million or 8% from C$650.5 million in Q1 (nine months ended December 31, 2024) to C$600.3 million in Q2 (nine months ended December 31, 2024), a result of lower selling prices of steel. This was offset, in part, by higher shipment volumes.

•

decreased C$10.0 million or 2% from C$600.3 million in Q2 (nine months ended December 31, 2024) to C$590.3 million in Q3 (nine months ended December 31, 2024), a result of lower selling prices of steel. This was offset, in part, by higher shipment volumes.

•	decreased C$73.2 million or 12% from C$590.3 million in Q3 (nine months ended December 31, 2024) to C$517.1 million in Q1 2025, a result of lower selling prices of steel and shipment volumes.

•	increased C$72.6 million or 14% from C$517.1 million in Q1 2025 to C$589.7 million in Q2 2025, a result of higher selling prices of steel.

•	decreased C$65.8 million or 11% from C$589.7 million in Q2 2025 to C$523.9 million in Q3 2025, a result of lower shipment volumes.

Net (loss) income:

•

of C$28.0 million in Q4 2024 increased compared to (C$84.8) million in Q3 2024 mostly due to decreased cost of sales (C$38.4 million), a result of lower shipment volumes, foreign exchange gain (C$30.5 million), the changes in fair value of the warrant liability (C$35.7 million), the fair value of the share-based payment compensation liability (C$16.1 million) and the fair value of earnout liability (C$9.6 million). This was offset, in part, by increased income tax expense (C$13.5 million).

•

of C$6.1 million in Q1 (nine months ended December 31, 2024) decreased compared to C$28.0 million in Q4 2024 mostly due to increased cost of sales (C$48.4 million), a result of higher shipment volumes, and increased finance costs (C$6.7 million). This was offset, in part, by increased revenue (C$29.9 million) and decreased administrative and selling expenses (C$2.9 million).

•

of (C$106.6) million in Q2 (nine months ended December 31, 2024) decreased compared to C$6.1 million in Q1 (nine months ended December 31, 2024) mostly due to decreased revenue (C$50.2 million), the change in fair value of warrant liability (C$42.9 million), the change in fair value of share-based compensation liability (C$18.3 million), foreign exchange loss (C$16.4 million), and increased cost of sales (C$13.4 million). This was offset, in part, by an increase in other income (C$32.1 million).

•

of (C$66.5) million in Q3 (nine months ended December 31, 2024) decreased compared to (C$106.6) million in Q2 (nine months ended December 31, 2024) mostly due to foreign exchange gain (C$53.0 million), the change in fair value of warrant liability (C$35.0 million), the change in fair value of share-based compensation liability (C$13.9 million), and the change in fair value of earnout liability (C$5.9 million). This was offset, in part, by a decrease in other income (C$31.5 million), increased cost of sales (C$30.2 million), and decreased revenue (C$10.0 million).

•

of (C$24.5) million in Q1 2025 decreased compared to (C$66.5) million in Q3 (nine months ended December 31, 2024) mostly due to other income (C$49.4 million), the change in fair value of warrant liability (C$31.4 million), the change in fair value of share-based compensation liability (C$14.0 million), and the change in fair value of earnout liability (C$3.9 million). This was offset, in part, by an increase in foreign exchange loss (C$44.2 million) and loss from operations (C$15.1 million).

•

of (C$110.6) million in Q2 2025 increased compared to (C$24.5) million in Q1 2025 mostly due to a decrease in other income (C$50.0 million), the change in fair value of warrant liability (C$43.7 million), foreign exchange loss (C$30.6 million), the change in fair value of share-based compensation liability (C$20.4 million), and the change in fair value of earnout liability (C$5.7 million). This was offset, in part, by a decrease in loss from operations (C$54.8 million) and an increase in income tax recovery (C$10.5 million).

•

of (C$485.1) million in Q3 2025 increased compared to (C$110.6) million in Q2 2025 mostly due to a non-cash impairment loss (C$503.4 million) and an increase in loss from operations (C$63.0 million). This was offset, in part, by an increase in income tax recovery (C$108.8 million), foreign exchange gain (C$45.8 million), the change in fair value of warrant liability (C$16.5 million), the change in fair value of share-based compensation liability (C$16.5 million), and the change in fair value of earnout liability (C$4.3 million).